UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Alexandre Caramaschi as Strategic Advisor for Artificial Intelligence

On June 2, 2026, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced the appointment of Alexandre Caramaschi as Strategic Advisor for Artificial Intelligence, effective June 2, 2026.

Mr. Caramaschi is the CEO of Brasil GEO, an initiative focused on algorithmic visibility in AI systems, and former Chief Marketing Officer of Semantix. He also co-founded AI Brasil, a platform dedicated to strengthening the country’s AI ecosystem. He holds a degree in Computer Science from the Federal University of Viçosa. Throughout his career, he has worked at the intersection of technology, market narrative, and growth, helping companies and leadership teams interpret the changes that artificial intelligence is imposing on the competitive landscape.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 2, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: June 4, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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